UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-40717

VIQ SOLUTIONS INC.

(Name of registrant)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FURNISHED

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K.

The document listed in the Exhibit Index as Exhibit 99.2 below is hereby incorporated by reference as an exhibit to the Registration Statement of VIQ Solutions Inc. on Form F-10 (File No. 333-256717), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIQ SOLUTIONS INC.
(Registrant)

Date: August 12, 2021	By:	/s/ Alexie Edwards
		Name:	Alexie Edwards
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated August 12, 2021.
99.2	Material Change Report of the Registrant dated August 12, 2021.